Mail Stop 3561

November 8, 2005

Mr. Steve Odland
Chairman and Chief Executive Officer
Autozone, Inc.
123 South Front Street
Memphis, TN 38103

       Re: Form 10-K for Fiscal Year Ended August 28, 2004
                Form 10-Q for Fiscal Quarter Ended November 20, 2004
                File No. 1-10714

Dear Mr. Odland:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Michael Moran
                    Accounting Branch Chief